Mail Stop 4561
Via Fax (816) 474-1742

July 23, 2009

Marc Naughton
Executive Vice President,
Chief Financial Officer
Cerner Corporation
2800 Rockcreek Parkway
Kansas City, MO 64117

> **Re: Cerner Corporation**
> **Form 10-K for the Fiscal Year Ended January 3, 2009**
> **Filed on March 3, 2009**
> **Form 10-Q for the Fiscal Quarter Ended April 4, 2009**
> **Filed on May 8, 2009**
> **File No. 000-15386**

Dear Mr. Naughton:

We have reviewed your response letter dated July 14, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 5, 2009.

Form 10-K for the Fiscal Year Ended January 3, 2009

Note 1. Summary of Significant Accounting Policies

(c) Revenue Recognition, page 50

1.   With regards to your response to prior comment 1, please explain further the following:
   - We note that the substantive change order in the British Telecommunications ("BT") arrangement provides for a fixed price to be paid for telephonic

support based on the estimated call volume, which was set as of the arrangement date. Tell us if the minimum call volume and, accordingly, the minimum fixed fee amount changes throughout the term of the arrangement.

- We note that the fixed amounts charged for telephonic support are based on VSOE of your hourly professional service employees multiplied by the "estimate of hours required to provide the minimum call volumes contained in the arrangement." Please explain further how you were able to reasonably estimate the number of employees and hours required to service the minimum call volumes. In this regard, describe and quantify the historical evidence reviewed under this arrangement that supports your conclusions. Also, explain further how you concluded that this historical evidence is representative of the future hours/employees required to service the minimum call volumes.

- You indicate that the Company established VSOE for the hourly rates of your professional services employees. In your response letter dated June 5, 2009 (comment 2), you indicate that due to the complexity of the software, the telephone support services provided in the BT arrangement require more sophisticated support personnel than your traditional support services. Please tell us how you considered the level of support in determining the rates used to establish the fair value of your telephonic support services in this arrangement. In this regard, tell us what rate you used and how it compares to your traditional support services.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief